May 26, 2011

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation Amendment No. 10 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. DeLong:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 10 to the Registration Statement on Form S-1 filed on April 18, 2011 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated May 13, 2011 to Terence R. Rogers, Chief Financial Officer of the Company. On behalf of the Company, we hereby submit to the Commission Amendment No. 11 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

General

1.	Comment: We note that you have included CRU projections throughout the filing. Please revise to provide a consent pursuant to Rule 436 as to this information or advise as to why this is not necessary.

Response: The Company respectfully advises the Staff that it does not believe the filing of the CRU Group’s consent is required as the CRU Group provides market forecasts and other data as an industry analyst and does not hold itself out as an “expert” for purposes of Rule 436 under the Securities Act. The Company respectfully submits that a written consent is only required by Rule 436 to the extent that the Registration Statement quotes or summarizes any portion of a report or opinion of an expert or counsel. Further, the projections included in the Registration Statement have been derived from the CRU Group’s February 2011 issue of “Stainless Steel Flat Products Quarterly Industry and Market Outlook”, which is available to the public at www.cruonline.crugroup.com. The Company has accordingly revised the Registration Statement to cite the publication under the heading “Industry and Market Data”. Additionally, the CRU Group was not

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

commissioned by the Company in connection with this offering. As a result, the Company does not believe the filing of a consent is required.

Our Company, page 1

2.	Comment: We note your statement that your scale enables you to maintain “low” operating costs. Please revise to disclose your operating expenses as a percentage of sales for the last two fiscal years.

Response: The Company has revised the Registration Statement on pages 1 and 56 to comply with the Staff’s comment.

3.	Comment: Please revise to state as a belief that you have diverse end markets that reduce the volatility of your business or substantiate to us this statement.

Response: The Company has revised the Registration Statement on pages 1 and 56 to comply with the Staff’s comment.

Industry Outlook, page 2

4.	Comment: Please expand upon your discussion of the PMI to explain how the readings indicate that the manufacturing economy is generally expanding or advise.

Response: The Company has revised the Registration Statement on pages 2 and 61 to comply with the Staff’s comment.

5.	Comment: Please balance this section to add disclosure that there can be no guarantees on the timing of any overall improvements in the industry. Please also balance the disclosure to also indicate that the current recessionary climate has affected and may continue to affect your results.

Response: The Company has revised the Registration Statement on pages 2 and 61 to comply with the Staff’s comment.

6.	Comment: Refer to the second paragraph in this section. Please revise to clarify as to how the fact that shipments and inventory are “well below historical averages” suggests “long-term” growth potential.

Response: The Company has revised the Registration Statement on pages 2 and 61 to comply with the Staff’s comment.

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

Our Competitive Strengths, page 4

Leading Market Position, page 4

7.	Comment: Please revise to quantify what you mean by “significant” or delete the term “significant” in relation to your emerging market presence. Please also clarify what you mean by the phrase “meaningful portion.”

Response: The Company has revised the Registration Statement on pages 4 and 58 to comply with the Staff’s comment.

8.	Comment: Please substantiate to us that you are the largest service center company for stainless steel. Similarly revise at page 56, under “Business.”

Response: The Company has revised the Registration Statement on pages 4 and 58 to comply with the Staff’s comment.

9.	Comment: Please revise to explain what you mean by the phrase “leading global service center company in China.” For instance, what percentage of the Chinese market does your company’s sales in China represent? Similarly revise page 56.

Response: The Company has revised the Registration Statement on pages 4 and 58 to comply with the Staff’s comment.

10.	Comment: We suggest replacing the word “unique” with another adjective to explain the senior executive team’s perspective or support its usage to us.

Response: The Company has revised the Registration Statement on pages 4 and 58 to comply with the Staff’s comment.

Broad-Based Product and Geographic Platform, page 5

11.	Comment: Please revise to provide more detail regarding how you think upgrading your sales talent and growing your national network and diverse operating capabilities will provide you with “industry-leading growth.” Also revise to balance the disclosure to clarify that there can be no guarantee that you will have growth.

Response: The Company has revised the Registration Statement on pages 5 and 59 to comply with the Staff’s comment.

Transformed Decentralized Operating Model, page 5

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

12.	Comment: Please revise to estimate the percentage or amount of the reductions in annual expenses you believe to be “permanent” cost reductions.

Response: The Company has revised the Registration Statement on pages 5 and 59 to comply with the Staff’s comment.

Drive to Industry Leading Financial Performance, page 6

13.	Comment: We note your statement that you “have and continue to improve [y]our margins,” which conflicts with disclosure elsewhere in your filing that your margins decreased from 2010 to 2009. Please reconcile or advise.

Response: The Company has revised the Registration Statement on pages 6 and 60 to comply with the Staff’s comment.

Focus on Profitable Global Growth, page 6

14.	Comment: Please disclose how you have “revitalized” your sales force or revise to state as a belief.

Response: The Company has revised the Registration Statement on pages 6 and 60 to comply with the Staff’s comment.

Continue to Execute Value-Accretive Acquisitions, page 7

15.	Comment: Please disclose your percentage of market share, if possible.

Response: The Company respectfully submits that it disclosed the market share of the “largest player” in the metals service center industry merely for purposes of illustrating the extent to which such industry is fragmented and the number of possible competitors. The Company does not believe that its own market share, which is less than that of the largest player’s, adds support or color to that claim nor does it believe that its percentage of market share is relevant in the context of the above-referenced paragraph.

Capitalization, page 31

16.	Comment: We note from your disclosure in footnote (2) that the “as adjusted” column reflects borrowing under the Ryerson Credit Facility for the payment of the termination fee under the Services Agreement with Platinum Advisors. Please revise to ensure that the expense that will be recognized at the time of the payment of the termination fee is recognized in the “as adjusted” accumulated deficit balance on the Capitalization Table.

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

Response: The Company has revised the Registration Statement on page 31 to comply with the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 42

17.	Comment: We note your disclosure of the non-GAAP financial measure “total liquidity.” Please revise to include the disclosures required by Item 10(e) of Regulation S-K which include a reconciliation of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Please revise accordingly.

Response: The Company has revised the Registration Statement on page 45 to comply with the Staff’s comment.

Focus on Profitable Global Growth, page 58

18.	Comment: We note that you expect to leverage your expertise in North America and China to grow your business in high growth emerging markets. Please revise to disclose how you intend to grow your business in these markets. Please balance your disclosure by providing a timeframe and discuss any needed financing for doing so to the extent possible.

Response: The Company has revised the Registration Statement on page 61 to comply with the Staff’s comment.

Annual Bonus, page 75

19.	Comment: Please disclose the actual EVA reached for both the first and second halves of 2010 and disclose how you arrived at those numbers. Include any adjustments used, if applicable. Please also disclose how you determined that each executive was entitled to 70% of his target bonus for the first half of 2010.

Response: The Company has revised the Registration Statement on pages 77 and 78 to comply with the Staff’s comment.

Report of Independent Registered Public Accounting Firm, page F-2

20.	Comment: Please revise to remove the restrictive legend included on the bottom of the report of the independent registered public accounting firm prior to the planned effectiveness of the Company’s Form S-1 registration statement. The consent of the independent registered accountant should be similarly revised.

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

Response: The Company will remove the restrictive legend included on both the report and consent of the independent registered public accounting firm included with the Registration Statement immediately prior to the planned effectiveness of the Registration Statement.

Consolidated Statements of Operations, page F-3

21.	Comment: We note from your statements of operations that in the year ended December 31, 2010 you recognized a $2.6 million gain on insurance settlement. Please tell us and disclose in the notes to the financial statements the nature and terms of this insurance settlement and explain to us why you believe recognition of a gain in 2010 is appropriate.

Response: Based on a 2003 settlement agreement among Ispat International N.V., Ispat Inland, Inc. (collectively, “Ispat”) and Ryerson, Ryerson assigned its environmental insurance policy issued by Kemper Environmental Ltd. (“Kemper”) to Ispat and Ispat agreed to use commercially reasonable efforts to pursue certain claims against Kemper. On July 19, 2010, the Company received a letter from ArcelorMittal, the successor in interest by merger to Ispat, stating that ArcelorMittal had reached a settlement with Kemper relating to a 2005 claim and that the Company would receive $2.6 million as its share of the settlement. Ryerson received this amount in 2010. In accordance with ASC 450-30, the Company recognized the gain upon its realization. The Company believes $2.6 million is an immaterial amount and, as a result, does not believe it is necessary to disclose the details of this transaction within the notes to its financial statements.

Note 7. Goodwill, page F-13

22.	Comment: We note your disclosure that the Company made adjustments to goodwill related to purchase price adjustments of $4 million and $4.5 million during the years ended December 31, 2010 and 2009. Please tell us the nature of these adjustments and explain to us why you believe it was appropriate to adjust goodwill during each of these periods.

Response: The Company identified that the tax effect of certain purchase accounting adjustments were not recorded as part of the Platinum Acquisition. To give effect to the tax effect related to the Platinum Acquisition, the Company adjusted the accounting for the business combination to correct these omissions in accordance with FASB ASC 805-10-25-19. Accordingly, the Company’s financial statements for the years ended December 31, 2010 and 2009 reflect a decrease in goodwill as opposed to an income tax benefit. The effect of correcting the accounting for the business combination was not material to our financial statements in either of those years, or as of the date of the acquisition.

Note 10. Employee Benefits, page F-19

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

23.	Comment: We note your disclosure that effective January 22, 2010 the Company resumed matching 401(k) contributions. Please revise the notes to the financial statements to disclose the amount of expense recognized for these defined contribution plans. See guidance in ASC 715-70-50.

Response: The Company respectfully advises the Staff that the notes to the financial statements currently disclose the amount of expense recognized for such defined contribution plans. The Company respectfully refers you to “Note 10: Employee Benefits” on page F-19 of the Registration Statement. The relevant disclosure, which is the matching expense for the Company’s 401(k) contributions, is included below.

“For the years ended December 31, 2010, 2009 and 2008, expense recognized for its defined contribution plans was $8.6 million, $4.2 million and $9.7 million, respectively.”

Note 20. Subsequent Events, page F-36

24.	Comment: We note your disclosure that the Board of Directors will approve a stock split to be effected prior to the closing of the Company’s offering of common stock on Form S-1. Once the date and terms of the stock split have been determined, please revise the historical financial statements and the related disclosures throughout the registration statement to reflect the stock split retroactively. See guidance in ASC 260-10-55-12 and Staff Accounting Bulletin Topic 4C.

Response: The Company will revise the historical financial statements and related disclosures throughout the Registration Statement to reflect the stock split retroactively once the date and terms of the stock split have been determined.

25.	Comment: We note from your disclosure in Note 20 that on March 14, 2011 Ryerson entered into an amended and restated Ryerson Credit Facility. Please revise to disclose how you will account for this modification in accordance with ASC 470-50-40, including how you will account for the payment of any fees or other third party costs.

Response: The Company has included disclosure of the Ryerson Credit Facility in our first quarter financial information, beginning on page F-40 of the Registration Statement. The Company respectfully refers you to page 40 of the Registration Statement, which discusses the $1.1 million deferred issuance cost write-off. As required by ASC 470-50-40-21, the Company compared the borrowing capacity under the amended and restated credit facility with the borrowing capacity under the former credit facility. As a result of this analysis, the Company wrote off $1.1 million of unamortized deferred costs related to the former credit facility in the first quarter of 2011. The remaining $3.6 million of

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

fees associated with the former credit facility have been added to the approximately $15.8 million of fees related to the amended and restated credit facility and will be amortized over the term of such facility.

26.	Comment: We note from the disclosure included in Note 20 that JT Ryerson’s Board of Directors approved the termination of the corporate advisory services agreement with Platinum Advisors, an affiliate of the Company’s principal shareholder, which is contingent on the closing of the Company’s public offering. We also note that JT Ryerson will pay Platinum Advisors a fee for terminating this agreement. Since it appears the termination of this agreement and the payment of the related fee are directly attributable to the Company’s planned public offering, please revise to include a pro forma balance sheet alongside the Company’s historical balance sheet as of the latest balance sheet date presented giving effect to the payment of this termination fee.

Response: The Company has revised the Registration Statement to include a pro forma balance sheet alongside the March 31, 2011 balance sheet on page F-42 of the Registration Statement.

27.	Comment: Also, since the Company’s earnings for the latest fiscal year are insufficient to fund the payment of this termination payment, which appears analogous to a dividend since it is being paid to an affiliate of the Company’s principal shareholder, please revise to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented, giving effect to the number of shares whose proceeds will be required to fund the termination payment. Refer to the guidance outlined in SAB Topic 1:B:3.

Response: The Company has revised the Registration Statement on pages 14, 15 and F-40 to include pro forma earnings per share for the three months ended March 31, 2011, giving effect to the number of shares whose proceeds will be required to fund the Services Agreement termination fee.

28.	Comment: In addition, please revise Note 20(D) to explain the Company’s planned accounting treatment for the termination fee to be paid to Platinum Advisors.

Response: The Company has revised the Registration Statement on page F-37 to include the planned accounting treatment for the termination fee to be paid to Platinum Advisors.

Exhibit 5.1 Opinion of Counsel

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

29.	Comment: Please confirm that you will refile the executed version of Exhibit 5.1 dated on or reasonably close to the date of effectiveness of the registration statement.

Response: The Company will refile the executed version of Exhibit 5.1, to be dated and filed on or reasonably close to the date of effectiveness of the Registration Statement.

Exhibit 23.1 Consent of Ernst & Young

30.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment and will similarly comply in any future amendments to the Registration Statement.

Other

31.	Comment: In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. The Company has updated the financial statements and related disclosure for the first fiscal quarter of 2011 and will update the financial statements and related disclosures as necessary in the event of a delay in the effectiveness of the Registration Statement.

Ryerson, Inc. Form 10-K and Form 10-Qs

32.	Comment: Please address our comments on the financial statements and related disclosures included in the Form S-1 registration statement of Ryerson Holding Corporation in future filings of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q of Ryerson, Inc., where applicable.

Response: The Company acknowledges the Staff’s comment and will address the Staff’s comments on the financial statements and related disclosures included in the Registration Statement in future periodic filings of Ryerson Inc., as applicable.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not

Ms. Chanda DeLong

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

May 26, 2011

hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang

Jeffery Fang

Enclosures

cc:	Terence R. Rogers, Chief Financial Officer

Cristopher Greer, Esq.